LEAD INVESTOR

Hyphen Capital Dave Lu, Managing Partner

With the pandemic accelerating the adoption of remote work, more companies have accepted remote work as a viable option and will begin scaling their remote teams. Arc is creating a market network by bringing together the supply of hundreds and thousands of pre-vetted developers and reputation online with demand of companies looking to recruit and hire remote developers. By making it more seamless for companies to find contract or full-time developers through the network, they are attracting more and more demand from big corporate clients. Arc is more focused on long-term contractor and full-time employee positions instead of short-term gigs like many freelancer platforms out there. Arc has already aggregated over 750,000+ developers via Codementor and is primed for the oncoming demand for remote hiring.

Invested $136,000 this round